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                                                     Subject Company: Homegrocer

                         Email to all Webvan Employees


FROM THE DRIVER'S SEAT

Dear Associates,

As you know, it's been a fast-paced couple of weeks. Today, I'd like to share with you news on:

     o Webvan's national expansion plans for the rest of this year
     o Plans to ensure a preeminent customer experience in Seattle
     o Our planned merger with Homegrocer.com

WEBVAN CHICAGO BLOWS INTO THE WINDY CITY!

Next Tuesday, August 1 marks another important milestone for Webvan, as webvan.com begins serving consumers in the Greater Chicago Area. We are reinventing the way people shop and in the process, we are giving the consumers in the Chicago area a very precious gift - the gift of time. We will mark the official launch of Webvan Chicago with a celebration for Associates, the media, and other guests at our newest distribution center in Carol Stream, Illinois. I want to congratulate all members of the Webvan Chicago team for the hard work, and long hours it took to make this launch a reality.

I'll be updating you with more news next week from Chicago.

WEBVAN SET FOR EAST COAST EXPANSION

Webvan plans to expand into three additional new markets in the fourth quarter of 2000. With a targeted launch date of December 1, Webvan will soon serve markets in Northern New Jersey, Baltimore, Maryland, and Washington, D.C. The Baltimore and Washington markets will be served by our distribution center being built in Glen Burnie, Maryland. Webvan's New Jersey distribution center is well positioned to extend our reach into markets stretching from Philadelphia to New York City.

JANUARY 2001 START PLANNED FOR WEBVAN'S SEATTLE OPERATIONS

At Webvan, customers are critical to our company's success. Soon we will be introducing Webvan to consumers in Seattle, Washington and Portland, Oregon. Although Webvan was initially planning to open our Kent, Washington distribution center in October, the original timeframe presented Webvan with some unique business issues. In addition to the branding issues that an earlier launch would generate given our recent announcement of a merger agreement with HomeGrocer.com, we also were facing challenges such as hiring ramp up and interstate shipping. By moving back the opening of our Seattle distribution center until January, our goal is to execute a seamless transition of customers and employees to Webvan, both in Seattle and Portland. This is a very positive and prudent decision for our business. Mark Mangelsdorf, our Seattle General Manager, is currently meeting with his team to ensure Seattle success in January.

PLANNED INTEGRATION WITH HOMEGROCER.COM

Three weeks ago, we announced a merger agreement with HomeGrocer.com. As you know, this planned merger will provide many important benefits to Associates, as well as our customers and shareholders. Most important, the combination of these two companies will strategically enhance our mission to deliver the last mile of e-commerce.

Since the announcement, a transition team was formed involving representatives from both Webvan and HomeGrocer.com. The Webvan integration team, headed by Vivek Joshi, will identify the processes, systems and organizations that will need to be integrated after the merger is complete and outline a work plan for both companies to complete the integration following closure of the proposed merger. As we announced, the merger still requires regulatory clearances from the government and approvals from the shareholders of both companies. These approvals are still expected by the end of the third quarter of this year. In the interim, each company and all employees must continue to operate and make business decisions independently of one another. Moving forward, I've asked Vivek to begin communicating with you directly about progress throughout the transition.

Remember that this proposed merger is about growth. We are creating a company that is financially stronger with a larger operating footprint and one that can lure customers from all over the country away from our bricks and mortar retailer competition. I realize that many of you have questions and concerns and we are committed to sharing information as soon as possible. We must continue to provide the superior service that our customers and shareholders expect of us. Bottom line? We have a business to run, and our success depends on each and every one of us contributing our best. Becoming the world's premier online retailer will take all of us working together toward this vision.

Let's remember that we are building a very special company.

Best regards,

GTS